UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                ASHWORTH, INC.
                            ------------------------
                               (Name of Issuer)


                     Common Stock, $.001 par value per share
                ------------------------------------------------
                        (Title of Class of Securities)


                                   04516H101
                              --------------------
                                (CUSIP Number)


                               December 31, 2006
                            -----------------------
             (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               [X] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G


CUSIP No.: 04516H101                                          Page 2 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LP
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           ..........................................................
                      7.       Sole Dispositive Power             0
                      ..........................................................
                      8.       Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 14,520,175 shares outstanding as of December 29, 2006.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                 SCHEDULE 13G

CUSIP No.: 04516H101                                          Page 3 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           ..........................................................
                      7.       Sole Dispositive Power             0
                      ..........................................................
                      8.       Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 14,520,175 shares outstanding as of December 29, 2006.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                 SCHEDULE 13G

CUSIP No.: 04516H101                                          Page 4 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          United States of America
.................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           ..........................................................
                      7.       Sole Dispositive Power             0
                      ..........................................................
                      8.       Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 14,520,175 shares outstanding as of December 29, 2006.
.................................................................................
12.       Type of Reporting Person:

          HC

                                                              Page 5 of 10 Pages

Item 1(a).        Name of Issuer:

                  Ashworth, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2765 Loker Avenue West, Carlsbad, CA 92008.

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)  Magnetar   Capital   Partners  LP   ("Magnetar   Capital
Partners);

                  ii) Supernova Management LLC ("Supernova Management); and

                  iii) Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), Magnetar Capital Assets Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Assets Fund"), and certain managed accounts (the "Managed Accounts"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), and Magnetar Investment Management, LLC, a Delaware limited liability company ("Magnetar
Investment Management). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund and Magnetar Capital Assets Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund and Magnetar Capital Assets Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the General Partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60210.

Item 2(c).        Citizenship:

                    i)  Magnetar   Capital  Partners  is  a  Delaware  limited
partnership;


                   ii) Supernova Management is a Delaware limited liability company; and

                  iii) Mr. Litowitz is a citizen of the United States of America.

                                                              Page 6 of 10 Pages

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value per share (the "Shares").

Item 2(e).        CUSIP Number:

                  04516H101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
                  (b)  [ ] Bank as defined in Section 3(a)(6) of the
                       Exchange Act.
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
                  (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                  (f)  [ ] An employee benefit plan or endowment fund
                       in accordance with Rule 13d-1(b)(1)(ii)(F).
                  (g)  [ ] A parent holding company or control person
                       in accordance with Rule 13d-1(b)(1)(ii)(G).
                  (h)  [ ] A savings association as defined in Section
                       3(b) of the Federal Deposit Insurance Act.
                  (i) [ ] A church plan that is excluded from the definition of an investment company under
                       Section 3(c)(14) of the Investment Company Act.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of February 6, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owners of 0 Shares. This amount consists of: (A) 0 Shares held for the account of Magnetar Capital Master Fund; (B) 0 Shares held for the account of Magnetar Capital Assets Fund; and (C) 0 Shares held for the accounts of the Managed Accounts.

Item 4(b).        Percent of Class:

                  The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent annual report on Form 10-K, there were approximately 14,520,175 Shares outstanding as of December 29, 2006).

Item 4(c).        Number of Shares of which such person has:


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                               0

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:                  0

                                                              Page 7 of 10 Pages

Item 5.     Ownership of Five Percent or Less of a Class:

            Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007             MAGNETAR CAPITAL PARTNERS LP


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name:  Alec N. Litowitz
                                    Title: Manager of Supernova Management
                                           LLC, as General Partner of Magnetar
                                           Capital Partners LP

Date: February 14, 2007             SUPERNOVA MANAGEMENT LLC


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name:  Alec N. Litowitz
                                    Title: Manager

Date: February 14, 2007             ALEC N. LITOWITZ

                                    /s/ Alec N. Litowitz
                                    ---------------------------------

                                                              Page 9 of 10 Pages

                                 EXHIBIT INDEX

Ex.                                                                  Page No.
---                                                                  --------

A.      Joint Filing Agreement, dated February 14, 2006 by and
        among Magnetar Capital Partners LP, Supernova Management
        LLC, and Alec N. Litowitz................................         10

                                                             Page 10 of 10 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Ashworth, Inc. dated as of February 14, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2007             MAGNETAR CAPITAL PARTNERS LP


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name:  Alec N. Litowitz
                                    Title: Manager of Supernova Management
                                           LLC, as General Partner of Magnetar
                                           Capital Partners LP

Date: February 14, 2007             SUPERNOVA MANAGEMENT LLC


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name:  Alec N. Litowitz
                                    Title: Manager

Date: February 14, 2007             ALEC N. LITOWITZ

                                    /s/ Alec N. Litowitz
                                    ---------------------------------